UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________

Commission file number 1-13894

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:

Proliance International, Inc. 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Proliance International, Inc.

100 Gando Drive

New Haven, Connecticut 06513

Proliance International, Inc. 401(k) Savings Plan (the “Plan”)

Audited financial statements and schedule for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.

Page
Reports of Independent Registered Public Accounting Firms	3
Financial Statements:
Statements of Net Assets Available for Benefits	5
Statements of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7
Supplemental Schedule:
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at Year End)	12
Signature	13
Exhibits:
23.1 Consent of Fiondella, Milone & LaSaracina, LLP	14
23.2 Consent of BDO Seidman, LLP	15

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Proliance International, Inc. 401 (k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Proliance International, Inc. 401(k) Savings Plan as of December 31, 2007 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Fiondella, Milone & LaSaracina, LLP
Glastonbury, Connecticut
June 18, 2008

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Proliance International, Inc. 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Proliance International, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP
Valhalla, NY
June 27, 2007

Proliance International, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets
Investments, at fair value	$19,681,162	$19,642,003
Receivables for employer contributions	—	1,993
Total assets	19,681,162	19,643,996
Liabilities
Payables to participants	52,841	24,742
Total liabilities	52,841	24,742
Net assets available for benefits, at fair value	19,628,321	19,619,254
Adjustment from fair value to contract value for interest in common collective trust related to fully benefit-responsive investment contracts	63,371	128,523
Net assets available for benefits	$19,691,692	$19,747,777

The accompanying notes are an integral part of these financial statements.

Proliance International, Inc. 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2007 and 2006

	2007	2006
Additions to assets attributed to
Investment income
Interest	$54,529	$48,818
Dividends	941,607	579,616
Net (depreciation) appreciation in value of investments	(139,125)	794,144
Total investment income	857,011	1,422,578
Contributions
Participants’	1,580,008	2,056,246
Employer’s	496,465	550,993
Total contributions	2,076,473	2,607,239
Transfer in – Ready Aire participants	—	399,476
Total additions	2,933,484	4,429,293
Deductions from assets attributed to
Benefits paid to participants	2,982,754	2,485,513
Administrative expenses	6,815	6,440
Total deductions	2,989,569	2,491,953
Net (decrease) increase in net assets	(56,085)	1,937,340
Net assets available for benefits
Beginning of year	19,747,777	17,810,437
End of year	$19,691,692	$19,747,777

The accompanying notes are an integral part of these financial statements.

Proliance International, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of the Plan

The Proliance International, Inc. 401(k) Savings Plan (the “Plan”) is a defined contribution plan established for the benefit of non-union, and certain union employees of Proliance International, Inc. (the “Company”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by the Company. All non-union and certain union employees of the Company are entitled to participate in the Plan after they become eligible employees, as defined by the Plan. To become eligible to participate in the Plan, an employee must complete three months of eligible service and be 20 1/2 years of age or older.

On April 1, 2006, the Ready-Aire 401(k) Plan was merged into the Plan. Ready-Aire, Inc. was a wholly owned subsidiary of the Company. The Plan was amended to grant prior service credit to the Ready-Aire employees. During the year ended December 31, 2006, $399,476 was transferred into the Plan.

Contributions

For the Plan years ended December 31, 2007 and 2006, non-highly and highly compensated participants were allowed to contribute up to the lesser of 15 percent and 12 percent of pretax compensation, as defined in the Plan, respectively, subject to annual limitations imposed by the Internal Revenue Code (“IRC”). Participants may also contribute amounts representing distributions from other qualified plans. Participants may direct the investment of their contributions into various options offered by the Plan. The Plan currently offers 11 mutual funds, a collective trust fund and a Proliance International, Inc. common stock fund as investment options for participants. In addition, the Company offers participants the ability to diversify their savings portfolio using four portfolio risk models developed by Merrill Lynch. These four models (moderate to aggressive model, moderate model, conservative to moderate model and conservative model) invest a percentage of the participant’s portfolio in existing plan funds based upon the desired investment risk of the participant. Employees can also invest all or any percentage of their savings portfolio in a self directed brokerage account. This allows the employee to trade securities on line with the assistance of a Merrill Lynch representative. Participants pay all transaction fees, including an annual participation fee, associated with the self directed brokerage accounts. The Plan provides for automatic enrollment of all eligible employees upon meeting the age and service requirements as defined in the Plan. Unless otherwise directed by the employee, upon meeting the eligibility requirements, the compensation of the employee will be automatically reduced by 2 percent effective with the first pay period that includes the first of the month immediately following

Proliance International, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

the month in which the employee meets the Plan’s eligibility requirements. Unless a participant affirmatively directs otherwise, amounts contributed to the Plan under this provision will be invested in the Merrill Lynch GoalManager Moderate Portfolio Model, effective December 24, 2007. Prior to this date, the investment default was the Merrill Lynch Retirement Preservation Trust.

The Plan provides that the Company will contribute an amount equal to 100 percent of the participant’s contribution up to 2 percent of the participant’s gross pay.

Participant Accounts

The account of each participant reflects a separate record of participant and Company contributions, withdrawals, loans, administrative expenses, investment earnings and gains and losses. Allocations of net investment gains and losses, interest and dividend income, and administrative expenses are based upon participant account balances, as described in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All participants are immediately vested in their contributions plus actual earnings thereon.

All participants become vested in Company matching contributions and related earnings thereon at a rate of 50 percent for each whole year of service and are 100 percent vested after two years of credited service.

All participants become fully vested in Company matching contributions and related earnings thereon upon attaining normal retirement age or if employment terminates as a result of death, disability or early retirement.

Forfeitures will be used first to offset Plan administration expenses. Any remaining forfeitures will be used to reduce Employer Contributions under the Plan. Finally, any remaining forfeitures will be allocated to Participants.

Payment of Benefits

On termination of service, a participant may elect to receive a single lump-sum distribution equal to the value of the participant’s vested balance in his or her account. In the event that a participant terminates employment before attaining age 65, and the participant’s vested account balance has never exceeded $1,000, the entire vested account shall be payable in a single lump-sum. If the participant’s vested account balance has been greater than $1,000 but less than $5,000 at any time, and the participant does not elect a distribution, then the account balance will be rolled over to a Merrill Lynch IRA. If a participant’s vested account balance is greater than $5,000 at any time, the participant can elect to either receive his or her vested account balance in a single lump-sum distribution or defer distribution until he or she reaches age 65, or the current IRC limit of 70 ½.

Proliance International, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Withdrawals and Loans

A participant may withdraw all or any portion of his or her contributions, subject to proof of financial hardship due to an immediate and significant financial need as further described in the Plan document. The determination of financial hardship and the amount to be withdrawn is made by the Plan administrator in accordance with nondiscriminatory standards applied uniformly to all participants similarly situated.

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loan terms range from one to five years or up to 30 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear a reasonable rate of interest, as determined by the Plan administrator. Interest rates on loans outstanding at December 31, 2007 ranged from 5 percent to 9 1/4 percent. Principal and interest are paid in level payments not less frequently than quarterly, through payroll deductions.

2.	Summary of Accounting Policies

The following is a summary of the significant accounting policies:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Plan Expenses

Certain general administrative expenses are paid by the Company. The Company incurred expenses of approximately $18,992 and $25,800, for the plan years ended December 31, 2007 and 2006, respectively, which were not charged to the Plan. Loan recordkeeping and other miscellaneous expenses are charged to the Plan.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company common stock fund is valued at its quoted market price. The collective trust fund is valued at cost, which approximates fair value. In 2006, the Plan adopted Financial Accounting Standards Board Staff Position, FSP AAF INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” which required investment contracts held by a defined-contribution plan to be reported at fair value. The adoption did not have a material effect on the Plan’s financial statements as interest rates are adjusted to market quarterly. Accordingly, contract value, which represents net contributions plus interest at the contract rate, approximates fair value. The contracts are fully benefit-responsive. At December 31, 2007 the fair value of the Retirement Preservation Trust was 99.1% of the contract value, while at December 31, 2006, the fair value was 98.1% of the contract value. The average yield and crediting rate was 5.03% and 4.84% for 2007 and 2006, respectively. Loans to participants are valued at the balance of amounts due, plus accrued interest thereon, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Proliance International, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

The Plan presents in the statements of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or (losses), and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets available for benefits at the dates of the financial statements and the changes in assets available for benefits during the reporting periods, and when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of mutual funds, a Proliance International, Inc. common stock fund, and a collective trust fund. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits and changes in assets available for benefits.

3.	Investments

The following table presents the fair value of investments that represent 5 percent or more of the Plan’s net assets at December 31, 2007 and 2006:

	2007	2006
Merrill Lynch Retirement Preservation Trust	$6,977,808	$6,766,866
Blackrock S&P 500 Index Fund	4,183,952	4,141,859
Van Kampen American Value Fund	2,540,294	2,575,862
Blackrock Bond Fund - Core BD	1,383,388	1,281,623

During 2007 and 2006, the Plan’s investments, including gains and (losses) on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

	2007	2006
Mutual funds	$278,008	$995,180
Proliance International, Inc. common stock	(417,133)	(201,036)
Net (depreciation) appreciation in investments	$(139,125)	$794,144

Proliance International, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

4.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 28, 2002, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.	Party-In-Interest Transactions

Merrill Lynch is the trustee and custodian as defined in the Plan document, and, therefore, transactions in the Merrill Lynch accounts qualify as party-in-interest transactions. Fees paid by the Plan to Merrill Lynch for loan recordkeeping fees and other miscellaneous expenses for the plan years ended December 31, 2007 and 2006 were $6,815 and $6,440, respectively.

The Plan allows participants to purchase common stock of the Company, and therefore, transactions involving the Company’s common stock qualify as party-in-interest transactions.

As noted in Note 1, the Plan also provides for participant loans.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will immediately become 100 percent vested in the Company matching contributions and related earnings thereon in their accounts.

7.	Remittance of Employee Withholdings

During the Plan year ended December 31, 2006, employee withholdings in the amount of $1,823,442 were inadvertently not remitted within the appropriate time period by the Company. These transactions constitute prohibited transactions as defined by ERISA. The Company is aware of the occurrence and has taken the appropriate steps to correct the situation, and has further implemented a procedure to ensure all future remittances are made within the prescribed time period. The calculated lost earnings on these withholdings totaled $1,993 and this amount was deposited by the Company into the Plan on June 18, 2007. All employee withholding remittances during the Plan year ended December 31, 2007 were made on a timely basis.

Proliance International, Inc. 401(k) Savings Plan

Supplemental Schedule of Assets (Held at Year End)

December 31, 2007

Employer ID# 34-1807383, Plan # 005

		(c) Description of Investment,
		Including Maturity Date,
	(b) Identity of Issue, Borrower,	Rate of Interest, Collateral,		(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost	Value
	Common Stock:
*	Proliance International, Inc.	Common stock, 198,378 shares	a	$357,081
	Mutual Funds:
*	Merrill Lynch Trust Company:
	Blackrock Bond Fund - Core BD	Mutual fund, 120,399 shares	a	1,383,388
	Blackrock Fundamental Growth Fund	Mutual fund, 38,288 shares	a	892,873
	Dreyfus Premier Worldwide Growth Fund	Mutual fund, 3,530 shares	a	163,139
	Van Kampen American Value Fund	Mutual fund, 90,628 shares	a	2,540,294
	Van Kampen Emerging Growth Fund	Mutual fund, 6,629 shares	a	329,802
	Blackrock Equity Income Fund	Mutual fund, 31,690 shares	a	638,251
	Blackrock S&P 500 Index Fund	Mutual fund, 232,313 shares	a	4,183,952
	Blackrock International Index Fund	Mutual fund, 17,732 shares	a	278,925
	Lord Abbett Developing Growth Fund	Mutual fund, 12,782 shares	a	254,742
	Alliance Premier Growth Fund	Mutual fund, 6,856 shares	a	160,924
	Ivy International Fund	Mutual fund, 18,855 shares	a	765,682
	Merrill Lynch Trust Company	Cash	—	19,008
	Collective Trust:
*	Merrill Lynch Trust Company:
	Merrill Lynch Retirement Preservation Trust	7,041,179 shares	7,041,179	6,977,808
*	Participant loans	Loans to participants collateralized by their accounts.	a	647,074
		Repayment terms range up to thirty years.
		Interest rates in effect during period 5 percent – 9 1/4 percent.
	Self-directed brokerage accounts	Various units	a	88,219
				$19,681,162
a	The cost of participant directed investments is not required to be disclosed.
*	Denotes party-in-interest

The accompanying notes are an integral part of these financial statements.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Proliance International, Inc. 401(k) Savings Plan
June 18, 2008	By:	/s/ Arlen F. Henock
Arlen F. Henock
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
Proliance International, Inc.